Infrastructure, buildings, environment, communications	ARCADIS NV Utrechtseweg 68 Postbus 33 6800 LE Arnhem Tel 026 3778 292 Fax 026 4438 381 www.arcadis-global.com

PRESS RELEASE

NEW CHAIRMAN FOR ARCADIS NEDERLAND

Arnhem, The Netherlands, January 13, 2004—ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), the international consulting engineering firm, today announced the appointment of Douwe Kras (55) to the management team of ARCADIS Nederland BV, effective May 1, 2004. Per mid-2004 Douwe Kras will become Chairman of the Dutch management team, taking over the position from Rein Sirre, who had earlier indicated his intention to retire. Upon taking the role, the management team of ARCADIS Nederland BV will again consist of two people, Douwe Kras and Kees Slingerland.

Douwe Kras comes from PRC Bouwcentrum BV (PRC), a company acquired by ARCADIS in October 2003. Since 1979, he has worked in several positions for PRC, becoming Chief Executive in 1990. Under his direction PRC grew into one of the largest and most well respected project management firms in the Dutch construction and infrastructure sectors. In his period with PRC, Kras was involved in many large projects, including the expansion of Schiphol Airport and the construction of a new international head office for ABN AMRO Bank. From 1991 to 1997 he was Chairman of the Dutch Project Management Institute and board member of the International Project Management Association (IPMA). Throughout his career, Douwe Kras has gained extensive experience and built up a large network in sectors relevant to ARCADIS.

Michiel Jaski, member of the Executive Board of ARCADIS responsible for European operations commented: "With Douwe Kras we have found an excellent successor for Rein Sirre. Together with Kees Slingerland, Douwe will further strengthen the position of ARCADIS Nederland through a market-focussed approach. His experience in project management fits well with the ambition of ARCADIS to play a leading role in the value chain."

ARCADIS is a leading, global, knowledge-driven service provider, active in the fields of infrastructure, buildings, environment and communications. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate EUR 850 million in annual revenues. There are 8,500 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions that assure your success.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These and other risks are described in ARCADIS' filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact:
Joost Slooten of ARCADIS NV, phone: *31-26-3778604, e-mail: j.slooten@arcadis.nl
 Visit us on the Internet: http://www.arcadis-global.com

Part of a bigger picture.